CENDANT Mortgage (LOGO)

Cendant Mortgage
3000 Leadenhall Road
Mt. Laurel, NJ  08054


As of and for the year ended December 31, 1999, Cendant Mortgage Corporation (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $100 million and $50 million, respectively.

Cendant Mortgage Corporation


Terrence W. Edwards
President and Chief Executive Officer


Martin Foster
Vice President - Servicing Management Group